SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-450

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-170416) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 12, 2012	By:	/s/ Steve Wilson
Name: Steve Wilson
Title: Sr. V.P., Chief Financial Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOVEMBER 30, 2011

January 12, 2012

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim consolidated Financial Statements and Notes thereto of the current quarter, the 2011 Annual MD&A included in the Company’s August 31, 2011 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise stated. The amounts in this MD&A and the Company’s interim financial statements for the period ended November 30, 2010 have been restated to reflect the adoption of IFRS, with effect from September 1, 2010. Periods prior to September 1, 2010 have not been restated and are prepared in accordance with Canadian GAAP. Refer to note 13 of the November 30, 2011 interim financial statements for a summary of the differences between the financial statements previously prepared under Canadian GAAP and to those under IFRS.

The unaudited IFRS related disclosures and values in this MD&A have been prepared using the standards and interpretations currently issued and expected to be effective at the end of the Company’s first annual IFRS reporting period, which will be August 31, 2012. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of policies to certain transactions or circumstances may be modified and as a result, the November 30, 2011 and August 31, 2011 underlying values prepared on a basis consistent with IFRS are subject to change.

CONSOLIDATED RESULTS OF OPERATIONS

FIRST QUARTER ENDING NOVEMBER 30, 2011

Selected Financial Highlights

	September 30,	September 30,	September 30,
	Three months ended November 30,
			Change
	2011	2010	%
($millions Cdn except per share amounts)
Operations:
Revenue	1,279	1,079	19
Operating income before amortization (1)	566	479	18
Operating margin (1)	44.2%	44.4%
Funds flow from continuing operations (2)	356	265	34
Net income from continuing operations	202	17	>100
Per share data:
Earnings per share – basic and diluted From continuing operations	0.43	0.03
Weighted average participating shares outstanding during period (millions)	438	434

(1)	See definition under Key Performance Drivers in MD&A.

(2)	Funds flow from continuing operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber Highlights

	September 30,	September 30,	September 30,
		Growth
	Total	Three months ended November 30,
	November 30, 2011	2011	2010
Subscriber statistics:
Basic cable customers	2,267,007	(22,768)	(7,542)
Digital customers	1,878,954	59,566	62,216
Internet customers (including pending installs)	1,887,916	10,685	18,752
Digital phone lines (including pending installs)	1,256,010	22,969	49,842
DTH customers	909,414	531	(1,539)

Additional Highlights

•	Revenue of $1.28 billion for the three month period improved 19% over the comparable period last year.

•	Free cash flow[1] for the quarter was $119 million compared to $154 million for the same period last year.

Consolidated Overview

Consolidated revenue of $1.28 billion for the quarter improved 19% over the same period last year. The improvement was primarily due to the inclusion of Shaw Media for the full quarter, as well as customer growth and price changes in the Cable and Satellite divisions. Consolidated operating income before amortization for the three month period of $566 million was up 18% over the same period last year. The current period included a full quarter of Shaw Media and improved revenue related growth in the Cable and Satellite divisions, partially offset by higher programming expenses and employee related costs.

Net income was $202 million for the three months ended November 30, 2011 compared to $16 million for the same period last year. Non-operating items affected net income in both periods. The prior period included a charge of $139 million for the discounted value of the CRTC benefit obligation, net of incremental revenues, related to the Media acquisition, as well as business acquisition, integration and restructuring expenses of $58 million. Outlined below are further details on these and other operating and non-operating components of net income for each period.

[1]	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
($millions Cdn)	Three months ended			Three months ended
	November 30, 2011	Operating net of interest	Non-operating	November 30, 2010	Operating net of interest	Non-operating
Operating income	372			299
Amortization of financing costs – long-term debt	(1)			(1)
Interest expense - debt	(82)			(69)

Operating income after interest	289	289	—	229	229	—
CRTC benefit obligation	—	—	—	(139)	—	(139)
Business acquisition, integration and restructuring expenses	—	—	—	(58)	—	(58)
Loss on derivative instruments	—	—	—	(1)	—	(1)
Accretion of long-term liabilities and provisions	(4)	—	(4)	(2)	—	(2)
Foreign exchange gain on unhedged long-term debt	—	—	—	3	—	3
Other gains (losses)	(6)	—	(6)	2	—	2

Income (loss) before income taxes	279	289	(10)	34	229	(195)
Current income tax expense (recovery)	84	84	—	55	60	(5)
Deferred income tax expense (recovery)	(7)	(5)	(2)	(24)	5	(29)

Income (loss) before following	202	210	(8)	3	164	(161)
Equity income from associates	—	—	—	14	—	14

Net income (loss) from continuing operations	202	210	(8)	17	164	(147)

The changes in net income from continuing operations are outlined in the table below.

	September 30,	September 30,
	November 30, 2011 net income from continuing operations compared to:
	Three months ended
	August 31, 2011	November 30, 2010
($millions Cdn)
Increased operating income before amortization	85	87
Increased amortization	(8)	(14)
Decreased (increased) interest expense	6	(13)
Change in net other costs and revenue (1)	(30)	171
Increased income taxes	(18)	(46)

	35	185

(1)

Net other costs and revenue includes the CRTC benefit obligation, business acquisition, integration and restructuring expenses, gain on redemption of debt, loss on derivative instruments, accretion of long-term liabilities and provisions, foreign exchange gain on unhedged long-term debt, other gains (losses) and equity income from associates as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.43 for the quarter compared to $0.03 in the same period last year. The increase was primarily due to improved operating income before amortization of $87 million and lower net other costs and revenue of $171 million, the total of which were partially reduced by increased income taxes, amortization, and interest of $46 million, $14 million and $13 million, respectively. The change in net other costs and revenue was primarily due to amounts included in the prior year related to the CRTC benefit obligation and various acquisition, integration and restructuring costs. Operating income before amortization was up in the current period mainly due to the inclusion of Shaw Media for the full quarter as well as growth in the Cable division.

Shaw Communications Inc.

Net income in the current quarter was up $35 million compared to the fourth quarter of fiscal 2011 mainly due to higher operating income before amortization of $85 million partially reduced by increased net other costs and revenue of $30 million and increased income taxes of $18 million. The improved operating income before amortization was mainly due to higher amounts from Media due to seasonality of the business. The change in net other costs and revenue was primarily due to a gain realized in the prior quarter on the redemption of the US$ senior notes.

Free cash flow for the quarter of $119 million compared to $154 million in the same period last year. The decrease was mainly due to higher capital investment of $50 million in the current period related to strategic initiatives, as well as increased interest and cash taxes, partially offset by improved operating income before amortization. Operating income was up mainly due to the full quarter inclusion of Media as well as growth in the Cable division.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measurement or provides a reference to such reconciliation.

Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

Free cash flow

The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), adjusted to exclude stock-based compensation expense,

Shaw Communications Inc.

less cash amounts associated with funding the new and assumed CRTC benefit obligation related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts.

Commencing in 2012 free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis) net of proceeds on capital dispositions and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis. Also commencing in 2012, Shaw has reported the changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and adjusted for cash funding of pension amounts net of pension expense. Free cash flow has also been reduced for dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	September 30,	September 30,	September 30,
	Three months ended November 30,
	2011	2010 (2)	Change %
($millions Cdn)
Revenue
Cable	792	758	4
Satellite	209	206	1
Media	299	125	>100

	1,300	1,089	19
Intersegment eliminations	(21)	(10)	>100

	1,279	1,079	19

Operating income before amortization (1)
Cable	377	353	7
Satellite	69	69	—
Media	120	57	>100

	566	479	18

Capital expenditures and equipment costs (net):
Cable	223	178	25
Satellite	25	24	4
Media	6	2	>100

Total as per Note 3 to the unaudited interim condensed Consolidated Financial Statements	254	204	25

Free cash flow before the following	312	275	13
Less:
Interest	(82)	(64)	28
Cash taxes	(84)	(60)	40

Other adjustments:
Non-cash share-based compensation	2	3	(33)
CRTC benefit obligation funding	(10)	(2)	>100
Non-controlling interests	(11)	(4)	>100
Pension adjustment	4	6	(33)
Customer equipment financing	(8)	—	>100
Preferred share dividends	(4)	—	>100

Free cash flow	119	154	(23)

Operating margin (1)
Cable	47.6%	46.6%	1.0
Satellite	33.0%	33.5%	(0.5)
Media	40.1%	45.6%	(5.5)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

(2)	Restated to reflect changes in the calculation related to the pension adjustment and customer equipment financing.

Shaw Communications Inc.

CABLE

FINANCIAL HIGHLIGHTS

	September 30,	September 30,	September 30,
	Three months ended November 30,
	2011	2010	Change %
($millions Cdn)
Revenue	792	758	4

Operating income before amortization (1)	377	353	7

Capital expenditures and equipment costs (net):
New housing development	22	26	(15)
Success based	90	63	43
Upgrades and enhancement	87	62	40
Replacement	11	12	(8)
Buildings and other	13	15	(13)

Total as per Note 3 to the unaudited interim condensed Consolidated Financial Statements	223	178	25

Operating margin (1)	47.6%	46.6%	1.0

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

•	Digital customers increased 59,566 during the quarter to 1,878,954. Shaw’s Digital penetration of Basic is now 82.9%, up from 79.5% and 70.7% at August 31, 2011 and 2010, respectively.

•

Digital Phone lines increased 22,969 during the three month period to 1,256,010 lines and Internet was up 10,685 to total 1,887,916 as at November 30, 2011. During the quarter Basic cable subscribers decreased 22,768.

Cable revenue improved 4% over the comparable period last year to $792 million. Price changes, along with customer growth in Internet and Digital Phone and reduced promotional activity, the total of which was partially offset by lower Basic cable subscribers, accounted for the improvement. Operating income of $377 million increased 7% over the comparable quarter. The revenue related growth was partially reduced by increased programming costs and higher employee related amounts, mainly due to annual merit increases.

Revenue increased 1% over the fourth quarter of fiscal 2011 primarily due to price changes and customer growth in Internet and Digital Phone partially offset by lower Basic cable subscribers. Operating income before amortization declined $20 million over this same period primarily due to increased expenses including employee related costs, mainly due to annual merit increases, and employee growth related to strategic initiatives, as well as higher programming costs.

Total capital investment of $223 million for the quarter increased $45 million over the same period last year.

Success-based capital increased $27 million over the comparable three month period due to increased subsidies on sales of HDPVRs resulting from lower customer pricing and higher volumes, deployment of digital set-top boxes related to the digital network upgrade, partially offset by lower HDPVR rentals. The current period also included increased spend on internet modems in support of new broadband offerings.

Shaw Communications Inc.

Investment in Upgrades and enhancement and Replacement categories increased $24 million over the same period last year. The current quarter included higher spending on hub upgrades and network electronics related to the Digital Network Upgrade, and investment related to the Wi-Fi build.

Investment in Buildings and other was moderately lower than the comparable three month period last year. The decrease was mainly due to lower spend related to back office infrastructure upgrades partially offset by higher activity on various facilities projects including the new Calgary data centre.

Spending in new housing development decreased $4 million over the comparable quarter last year mainly due to lower activity.

As at November 30, 2011 Shaw had 1,256,010 Digital Phone lines which represents a 55.4% penetration of Basic. Shaw also continued to grow its Digital customer base and Digital penetration of Basic at November 30, 2011 was 82.9%, up from 79.5% at August 31, 2011. During the quarter Shaw became the first television provider in Canada to offer full seasons of Saturday Night Live commercial free to customers through Shaw VOD and also launched new family focused channels including Disney XD in SD and HD, Family Channel HD and Disney Junior. Most recently the Company launched five additional HD channels including SPACE, BNN, Bravo!, Discovery Channel and Animal Planet. Shaw now has approximately 965,000 HD capable customers.

During the quarter in pursuit of Shaw’s continued improvement for its approximately 1.9 million Internet customers, the Company announced as part of its Wi-Fi strategy a technical trial of HotSpot 2.0 in conjunction with Cisco Systems (“Cisco”), Shaw’s Wi-Fi technology partner. HotSpot 2.0 provides a significant improvement in Wi-Fi accessibility and security, and allows Shaw’s broadband Wi-Fi enabled customers to automatically connect and authenticate to the Wi-Fi network. HotSpot 2.0 also enables encryption ensuring that Wi-Fi access is secure and customers’ data is protected. On December 6, the Company launched the trial of its Wi-Fi network with a limited number of locations in Calgary, Edmonton and Vancouver. Hundreds of access points will be added in the coming months, with thousands of locations being activated across the Shaw footprint over the next three years.

Shaw Communications Inc.

Subscriber Statistics

	September 30,	September 30,	September 30,	September 30,
			Three months ended November 30, 2011
	November 30, 2011	August 31, 2011	Growth	Change %
CABLE:
Basic service:
Actual	2,267,007	2,289,775	(22,768)	(1.0)
Penetration as % of homes passed	58.2%	59.0%
Digital customers	1,878,954	1,819,388	59,566	3.3

INTERNET:
Connected and scheduled	1,887,916	1,877,231	10,685	0.6
Penetration as % of basic	83.3%	82.0%
Standalone Internet not included in basic cable	210,261	217,068	(6,807)	(3.1)

DIGITAL PHONE:
Number of lines (1)	1,256,010	1,233,041	22,969	1.9

(1)	Represents primary and secondary lines on billing plus pending installs.

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	September 30,	September 30,	September 30,
	Three months ended November 30,
	2011	2010	Change %
($millions Cdn)
Revenue
DTH (Shaw Direct)	189	185	2
Satellite Services	20	21	(5)

	209	206	1

Operating income before amortization (1)
DTH (Shaw Direct)	59	59	—
Satellite Services	10	10	—

	69	69	—

Capital expenditures and equipment costs (net):
Success based (2)	23	23	—
Buildings and other	2	1	100

Total as per Note 3 to the unaudited interim condensed Consolidated Financial Statements	25	24	4

Operating margin (1)	33.0%	33.5%	(0.5)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

(2)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Operating Highlights

•	During the quarter Shaw Direct had a net gain of 531 customers and as at November 30, 2011 DTH customers total 909,414.

Revenue of $209 million for the three month period was up 1% over the same period last year. The improvement was primarily due to price changes. Operating income before amortization of $69 million in the current period was in line with the comparable quarter.

Shaw Communications Inc.

Operating income before amortization declined $3 million compared to the fourth quarter primarily due to higher programming costs and employee related costs, mainly due to annual merit increases.

Total capital investment of $25 million for the quarter compared to $24 million in the same period last year.

During the quarter Shaw Direct launched 8 new HD channels including TVA Sports, RDS 2, TSN JETS and new NHL Centre Ice and NFL Sunday Ticket channels and as at November 30, 2011 offered almost 90 HD channels to over 500,000 HD customers. Shaw Direct’s core offer now includes receivers that are HD and MPEG 4 technology capable allowing for additional channels to be added with existing satellite capacity.

Subscriber Statistics

	September 30,	September 30,	September 30,	September 30,
			Three months ended November 30, 2011
	November 30, 2011	August 31, 2011	Growth	Change %
DTH customers (1)	909,414	908,883	531	—

(1)	Including seasonal customers who temporarily suspend their service.

MEDIA

FINANCIAL HIGHLIGHTS

	September 30,	September 30,	September 30,
	Three months ended November 30, 2011	October 27, 2011 to November 30, 2010	Change %
($millions Cdn)
Revenue	299	125	>100

Operating income before amortization (1)	120	57	>100

Capital expenditures:
Broadcast and transmission	3	1	>100
Buildings and other	3	1	>100

Total as per Note 3 to the unaudited interim condensed Consolidated Financial Statements	6	2	>100

Other adjustments:
CRTC benefit obligation funding	(10)	(2)	>100
Non-controlling interests	(11)	(4)	>100

Operating margin (1)	40.1%	45.6%	(5.5)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue in the Media division was $299 million for the quarter and operating income before amortization was $120 million. Advertising revenue in the quarter was driven by strength in the government, media, and alcohol beverages categories. For informational purposes, on a comparative basis to a full quarter last year, Media revenues were down 3% and operating income before amortization decreased 8%, reflecting the softening of the advertising market as a result of the economic uncertainty.

Shaw Communications Inc.

Compared to the fourth quarter of fiscal 2011, revenue and operating income before amortization improved $90 million and $108 million, respectively. The increases were primarily due to the cyclical nature of the Media business, with higher advertising revenues in the first quarter driven by high demand and the fall launch of season premieres.

Global’s returning line-up delivered solid results this fall with House, Hawaii 5-0, Glee, NCIS, NCIS LA, Survivor and Bones all coming back as top 20 performers. Upcoming mid-season premieres include new programs such as The Firm, The Finder, Bomb Girls, and Touch. Several news initiatives were launched this quarter including Sunday morning’s “The West Block” program, with Prime Minister Harper as the first guest, and the launch of Global TV Morning News shows in Toronto, Regina and Saskatoon. In the upcoming quarter, the Media division will be launching Global National Mandarin, the first Mandarin language newscast produced by a national network in Canada.

Media’s Specialty schedule continued to deliver strong results in the quarter with History, Food Network and Showcase delivering shows in the top 25 entertainment specialty programs.

Capital investment in the quarter continued on various projects and focused on upgrading production equipment and continued improvements to the network infrastructure.

OTHER INCOME AND EXPENSE ITEMS

Amortization

	September 30,	September 30,	September 30,
	Three months ended November 30,
	2011	2010	Change %
($millions Cdn)
Amortization revenue (expense) -
Deferred equipment revenue	28	27	4
Deferred equipment costs	(53)	(52)	2
Property, plant and equipment, intangibles and other	(169)	(155)	9

Amortization increased over the comparable period as the amortization of new expenditures for property, plant and equipment and other intangibles and inclusion of the Media division for the full quarter in the current year exceeded the impact of assets that became fully depreciated.

Amortization of financing costs and Interest expense

	September 30,	September 30,	September 30,
	Three months ended November 30,
	2011	2010	Change %
($millions Cdn)
Amortization of financing costs – long-term debt	1	1	—
Interest expense	82	69	19

Interest expense increased over the comparative period due to a higher debt level mainly as a result of the Media acquisition in October 2010. Approximately $1 billion was required to complete the transaction including repayment of a term loan and breakage of related currency swaps.

Shaw Communications Inc.

CRTC benefit obligation

As part of the CRTC decision approving the Media acquisition during the first quarter of 2011, the Company is required to contribute approximately $180 million in new benefits to the Canadian broadcasting system over the following seven years. The fair value of the obligation of $139 million was recorded in the income statement.

Business acquisition, integration and restructuring expenses

During the first quarter of 2011, the Company recorded $58 million of costs in respect of the acquisition of the broadcasting business of Canwest and organizational restructuring. Amounts included acquisition related costs to effect the acquisition, such as professional fees paid to lawyers and consultants. The integration and restructuring costs related to integrating the new businesses and increasing organizational effectiveness for future growth as well as package costs for the former CEO of Shaw.

Loss on derivative instruments

For derivative instruments where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, the Company records changes in the fair value of derivative instruments in the income statement. A loss of $1 million was recorded in the comparative quarter in respect of such derivative instruments.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations as well as the liability which arose in 2010 when the Company entered into amended agreements with the counterparties to certain cross-currency agreements to fix the settlement of the principal portion of the swaps in December 2011. Accretion expense has increased over the prior year as the comparative quarter only includes the CRTC obligations for approximately one month.

Foreign exchange gain on unhedged long-term debt

In conjunction with the Media business acquisition in October 2010, the Company assumed a US $390 million term loan and US $338 million senior unsecured notes. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related cross currency interest rate swaps. As a result of fluctuations of the Canadian dollar relative to the US dollar, a net foreign exchange gain of $3 million was recorded in the first quarter of the prior year.

Shaw Communications Inc.

Other gains

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Income taxes

Income taxes increased over the comparative period due to higher net income before income taxes.

Equity income from associates

During the prior quarter, the Company recorded income of $14 million primarily in respect of its 49.9% equity interest in CW Media Investments Co. (“CW Media”) for the period September 1 to October 26, 2010. On October 27, 2010, the Company acquired the remaining equity interest in CW Media as part of its purchase of all the broadcasting assets of Canwest. Results of operations are consolidated effective October 27, 2010.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2011 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

FINANCIAL POSITION

Total assets at November 30, 2011 were $12.7 billion compared to $12.6 billion at August 31, 2011. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2011.

Current assets increased $66 million primarily due to increases in accounts receivable of $108 million, inventories of $23 million and other current assets of $30 million all of which were partially offset by decreases in cash of $80 million and assets held for sale of $15 million. Accounts receivable were up primarily due to an increase in advertising revenue during the first quarter and higher equipment shipments to retailers. Other current assets were up primarily as a result of increases in program rights and advances and prepaid maintenance and support contracts while inventories were higher due to timing of equipment purchases to ensure sufficient supply for the holiday season. Cash decreased as the cash outlay for investing and financing activities exceeded the funds provided by operations. Assets held for sale decreased as the sale of the wireless assets was completed during the first quarter.

Property, plant and equipment increased $30 million as current year capital investment exceeded amortization.

Other long-term assets were up $47 million due to an increase in deferred equipment costs.

Shaw Communications Inc.

Intangibles increased $19 million due to higher program rights. Program rights and advances (current and noncurrent) increased as advances and additional investment in acquired rights exceeded the amortization for the current quarter.

Current liabilities were up $481 million due to increases in income taxes payable of $26 million and current portion of long-term debt of $449 million. Income taxes payable increased due to the current quarter provision partially offset by tax installment payments. The current portion of long-term debt increased and long-term debt decreased due to the reclassification of the 6.1% $450 million senior notes which are due in November 2012.

Deferred credits were up $13 million due to an increase in deferred equipment revenue.

Deferred income tax liabilities, net of deferred income tax assets, decreased $7 million due to the current quarter recovery.

Shareholders’ equity increased $124 million due to increases in share capital of $33 million and retained earnings of $87 million. Share capital increased due to the issuance of 1,622,472 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of December 31, 2011, share capital is as reported at November 30, 2011 with the exception of the issuance of a total of 442,887 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan subsequent to the quarter end. Retained earnings increased due to current quarter earnings of $192 million partially offset by dividends of $105 million.

LIQUIDITY AND CAPITAL RESOURCES

In the current quarter, the Company generated $119 million of free cash flow. Shaw used its free cash flow along with cash of $80 million and proceeds on issuance of Class B Non-Voting Shares of $7 million to fund the net change in working capital requirements and inventory of $91 million, pay common share dividends of $76 million, invest an additional net $37 million in program rights and fund other items totaling $2 million.

On November 29, 2011 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 1, 2011 to November 30, 2012.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $25 million during the current quarter.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

CASH FLOW

Operating Activities

	September 30,	September 30,	September 30,
	Three months ended November 30,
	2011	2010	Change %
($millions Cdn)
Funds flow from continuing operations	356	265	34
Net increase in non-cash working capital balances related to continuing operations	(47)	(200)	(77)

	309	65	>100

Funds flow from continuing operations increased over the comparative quarter due to the combined impact of higher operating income before amortization adjusted for non-cash program rights expenses in the current quarter and charges in the prior year for termination of swap contracts and business acquisition, integration and restructuring expenses partially offset by higher interest, current income taxes and program rights purchases in the current year. The net change in non-cash working capital balances related to continuing operations fluctuated over the comparative period due to the seasonal advertising impact on accounts receivable and the timing of payment of income taxes payable.

Investing Activities

	September 30,	September 30,	September 30,
	Three months ended November 30,
	2011	2010	Decrease
($millions Cdn)
Cash flow used in investing activities	(305)	(703)	398

The cash used in investing activities decreased over the comparable quarter due to amounts paid to complete the Media business acquisition in the prior year partially offset by higher capital expenditures in the current period.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
($millions Cdn)
Bank loans and bank indebtedness – net borrowings	—	1,000
Repayment of CW Media US $390 million term loan	—	(395)
Dividends	(80)	(96)
Issue of Class B Non-Voting Shares	7	18
Distributions paid to non-controlling interests	(10)	—

	(83)	527

Shaw Communications Inc.

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Revenue	Operating income before amortization (1)	Net income from continuing operations attributable to common shareholders	Net income attributable to common shareholders	Net income(2)	Basic earnings per share from continuing operations(3)	Basic earnings per share(4)
($millions Cdn except per share amounts)
IFRS
2012
First	1,279	566	192	192	202	0.43	0.43
2011
Fourth	1,181	481	164	81	84	0.38	0.19
Third	1,285	586	197	195	201	0.45	0.45
Second	1,196	505	166	163	169	0.38	0.37
First	1,079	479	13	12	16	0.03	0.03
Canadian GAAP
2010
Fourth	939	424	123	122	122	0.28	0.28
Third	944	436	158	158	158	0.37	0.37
Second	929	425	139	139	139	0.32	0.32

(1)	See definition and discussion under Key Performance Drivers in MD&A.

(2)	Net income attributable to both common shareholders and non-controlling interests.

(3)	Diluted earnings per share from continuing operations is the same as basic earnings per share from continuing operations except in the fourth quarter of 2011 where it is $0.37.

(4)	Diluted earnings per share is the same as basic earnings per share except in the fourth quarter of 2011 where it is $0.18.

Generally, revenue and operating income before amortization have grown quarter-over-quarter mainly due to customer growth and price changes with the exception of the fourth quarters of 2010 and 2011. In the fourth quarter of 2011, revenue and operating income before amortization declined $104 million and $105 million, respectively, due to the cyclical nature of the Media business with lower advertising revenues in the summer months. In the fourth quarter of 2010, revenue and operating income before amortization declined by $5 million and $12 million, respectively, due to customer growth offset by timing of On-Demand events, increased promotional activity and timing of certain expenses including maintenance and costs related to customer growth.

Net income has fluctuated quarter-over-quarter primarily as a result of the growth in operating income before amortization described above and the impact of the net change in non-operating items. Net income increased by $118 million in the first quarter of 2012 due to the combined impact of higher operating income before amortization of $85 million and income tax expense of $18 million in the current quarter and the loss from discontinued operations of $84 million and gain on redemption of debt of $23 million recorded in the preceding quarter. The first and second quarters of 2011 were impacted by the Media acquisition. As a result, net income declined by $106 million in the first quarter of 2011 as the higher operating income before amortization of $55 million due to the contribution from the new Media division and lower income taxes of $22 million were offset by the CRTC benefit obligation of $139 million and

Shaw Communications Inc.

acquisition, integration and restructuring costs of $58 million. Net income increased $153 million in the second quarter of 2011 due to the impact of the broadcasting business acquisition in the immediately preceding quarter and higher operating income before amortization and foreign exchange gain on unhedged long-term debt, the total of which was partially offset by increases in interest expense, loss on derivative instruments and income tax expense. During the third quarter of 2011 net income increased by $32 million due to higher operating income before amortization and a lower loss on derivative instruments partially offset by increased income taxes, a lower foreign exchange gain on unhedged long-term debt and the impact of the restructuring activities undertaken by the Company. In the fourth quarter of 2011 net income declined $117 million due to lower operating income before amortization of $105 million and the loss of $84 million in respect of the wireless discontinued operations partially offset by the gain on redemption of debt and the aforementioned restructuring activities in the previous quarter. During the third quarter of 2010 net income increased $19 million mainly due to higher operating income before amortization and lower amortization. Net income declined $36 million in the fourth quarter of 2010 due to lower operating income before amortization of $12 million and higher amortization expense of $15 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2011 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist.

On September 1, 2011 with the adoption of IFRS the critical accounting policies have been updated to conform with this adoption. Refer to Note 2 of the Company’s interim consolidated financial statements for a detailed discussion regarding the Company’s significant accounting policies, application of critical accounting estimates and recent accounting pronouncements.

Adoption of recent accounting pronouncements

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian publicly accountable enterprises would be required to adopt IFRS as issued by the International Accounting Standards Board (“IASB”), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. Refer to note 13 to the unaudited interim consolidated financial statements for a summary of the differences between financial statements previously prepared under Canadian GAAP and those prepared under IFRS as at September 1, 2010, for the three months ended November 30, 2010 and as at and for the year ended August 31, 2011.

Shaw Communications Inc.

Recent accounting pronouncements:

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after September 1, 2013. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 9, Financial Instruments, is required to be applied for annual periods commencing September 1, 2015

•	Other than for the disclosure requirements therein, the requirements of the following standards and amended standards must be initially applied concurrently:

•	IFRS 10, Consolidated Financial Statements

•	IFRS 11, Joint Arrangements

•	IFRS 12, Disclosure of Interests in Other Entities

•	IAS 27, Separate Financial Statements (amended 2011)

•	IAS 28, Investments in Associates (amended 2011)

•	IFRS 13, Fair Value Measurement

•	IAS 12, Income Taxes (amended 2011), is required to be applied for periods beginning on or after September 1, 2012.

•	IAS 19, Employee Benefits (amended 2011)

•	IAS 1, Presentation of Financial Statements, amendments regarding presentation of items of other comprehensive income and is required to be applied for annual periods commencing September 1, 2012

2012 GUIDANCE

The Company’s preliminary view with respect to 2012 guidance was provided coincident with the release of its fourth quarter results on October 20, 2011. It called for continued growth in revenue and operating income before amortization across all divisions and that investment in the various strategic initiatives is expected to increase capital over 2011 spend levels (excluding wireless). Combined with higher CRTC benefit obligation funding and cash taxes, including increased cash taxes related to the recent tax changes with respect to partnership deferrals, free cash flow is expected to decline moderately from 2011 and is estimated to approximate $550 million. There are no revisions to the guidance at this time.

Certain important assumptions for 2012 guidance purposes include: continued overall customer growth; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; cash income taxes to be paid or payable in 2012; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Shaw Communications Inc.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, industry structure and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market or business conditions; opportunities that may be presented to and pursued by Shaw; Shaw’s ability to execute its strategic plans; changing conditions in the entertainment, information and communications industries; industry trends; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in this report under the heading “Known events, trends, risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Corporation provides certain financial guidance for future performance as the Corporation believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

	September 30,	September 30,	September 30,
[millions of Canadian dollars]	November 30, 2011	August 31, 2011	September 1, 2010
		[Note 13]	[Note 13]
ASSETS
Current
Cash	363	443	217
Accounts receivable	551	443	196
Inventories	120	97	54
Other current assets	261	231	34
Derivative instruments	2	2	67
Assets held for sale	—	15	—

	1,297	1,231	568
Investments and other assets	14	13	743
Property, plant and equipment	3,230	3,200	3,005
Other long-term assets	305	258	233
Assets held for sale	1	1	—
Deferred income tax assets [note 14]	26	30	—
Intangibles	7,162	7,143	5,596
Goodwill	712	712	169

	12,747	12,588	10,314

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	881	878	700
Provisions	17	18	19
Income taxes payable	150	124	249
Unearned revenue	159	155	145
Current portion of long-term debt [note 7]	450	1	1
Current portion of derivative instruments	7	8	80
Other liability [note 12]	162	161	—

	1,826	1,345	1,194
Long-term debt [note 7]	4,808	5,256	3,982
Other long-term liabilities [notes 12 and 14]	507	507	429
Provisions	8	8	—
Derivative instruments	—	—	7
Deferred credits	643	630	632
Deferred income tax liabilities [note 14]	1,153	1,164	1,065

	8,945	8,910	7,309

Shareholders’ equity [notes 8 and 10]
Common and preferred shareholders	3,528	3,406	3,005
Non-controlling interests	274	272	—

	3,802	3,678	3,005

	12,747	12,588	10,314

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	September 30,	September 30,
	Three months ended November 30,
[millions of Canadian dollars except per share amounts]	2011	2010
		[note 13]
Revenue [note 3]	1,279	1,079
Operating, general and administrative expenses [note 4]	713	600

Operating income before amortization [note 3]	566	479
Amortization:
Deferred equipment revenue	28	27
Deferred equipment costs	(53)	(52)
Property, plant and equipment, intangibles and other	(169)	(155)

Operating income	372	299
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense [notes 3 and 5]	(82)	(69)

	289	229
CRTC benefit obligation	—	(139)
Business acquisition, integration and restructuring expenses	—	(58)
Loss on derivative instruments	—	(1)
Accretion of long-term liabilities and provisions	(4)	(2)
Foreign exchange gain on unhedged long-term debt	—	3
Other gains (losses)	(6)	2

Income before income taxes	279	34
Current income tax expense [note 3]	84	55
Deferred income tax recovery	(7)	(24)

Income before the following	202	3
Equity income from associates	—	14

Net income from continuing operations	202	17
Loss from discontinued operations [note 6]	—	(1)

Net income	202	16

Net income attributable to:
Common shareholders	192	12
Non-controlling interests	10	4

	202	16

Earnings per share – basic and diluted [note 9]
Earnings per share from continuing operations	0.43	0.03
Loss per share from discontinued operations	—	—

Earnings per share	0.43	0.03

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	September 30,	September 30,
	Three months ended November 30,
[millions of Canadian dollars]	2011	2010
		[Note 13]
Net income	202	16

Other comprehensive income (loss) [note 10]
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(8)
Adjustment for hedged items recognized in the period	(1)	—
Actuarial losses on employee benefit plans	—	(8)

	1	(16)

Comprehensive income	203	—

Comprehensive income attributable to:
Common shareholders	193	(4)
Non-controlling interests	10	4

	203	—

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
		Attributable to common shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2011	2,633	73	729	(29)	3,406	272	3,678
Net income	—	—	192	—	192	10	202
Other comprehensive income	—	—	—	1	1	—	1

Comprehensive income	—	—	192	1	193	10	203
Dividends	—	—	(80)	—	(80)	—	(80)
Dividend reinvestment plan	25	—	(25)	—	—	—	—
Shares issued under stock option plan	8	(1)	—	—	7	—	7
Share-based compensation	—	2	—	—	2	—	2
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(8)	(8)

Balance as at November 30, 2011	2,666	74	816	(28)	3,528	274	3,802

Three months ended November 30, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
		Attributable to common shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2010	2,250	67	679	9	3,005	—	3,005
Business acquisition	—	—	—	—	—	277	277
Net income	—	—	12	—	12	4	16
Other comprehensive loss	—	—	—	(16)	(16)	—	(16)

Comprehensive income (loss)	—	—	12	(16)	(4)	4	—
Dividends	—	—	(96)	—	(96)	—	(96)
Shares issued under stock option plan	20	(2)	—	—	18	—	18
Share-based compensation	—	3	—	—	3	—	3
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(5)	(5)

Balance as at November 30, 2010	2,270	68	595	(7)	2,926	276	3,202

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	September 30,	September 30,
	Three months ended November 30,
[millions of Canadian dollars]	2011	2010
OPERATING ACTIVITIES [note 11]
Funds flow from continuing operations	356	265
Net decrease in non-cash working capital balances related to continuing operations	(47)	(200)

	309	65

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(213)	(208)
Additions to equipment costs (net) [note 3]	(58)	(29)
Additions to other intangibles [note 3]	(19)	(26)
Net addition to inventories	(23)	(27)
Business acquisitions, net of cash acquired	—	(420)
Proceeds on disposal of property, plant and equipment [note 3]	8	7

	(305)	(703)

FINANCING ACTIVITIES
Increase in long-term debt	—	1,000
Debt repayments	—	(395)
Issue of Class B Non-Voting Shares [note 8]	7	18
Dividends paid on Class A Shares and Class B Non-Voting Shares [note 8]	(76)	(96)
Dividends paid on Preferred Shares [note 8]	(4)	—
Distributions paid to non-controlling interests	(10)	—

	(83)	527

Decrease in cash from continuing operations	(79)	(111)
Decrease in cash from discontinued operations [note 6]	(1)	(64)

Decrease in cash	(80)	(175)
Cash, beginning of the period	443	217

Cash, end of the period	363	42

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home (“DTH”) satellite services (Shaw Direct); satellite distribution services (“Satellite Services”); and programming content (through Shaw Media).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto and New York Stock Exchanges. The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ended August 31, 2012. An explanation of how the transition to IFRS has affected the Company’s consolidated financial statements is provided in note 13.

The accounting policies are based on standards currently issued and effective for the Company’s first annual IFRS reporting period. Accounting policies currently adopted under IFRS are subject to potential change as a result of either a new accounting standard being issued with an effective date of August 31, 2012 or prior, or as a result of a voluntary change in accounting policy made by the Company during fiscal 2012.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual consolidated financial statements. Annual required disclosures that have been significantly impacted by the transition to IFRS are included in note 14 for the year ended August 31, 2011. As a result, these condensed interim consolidated financial statements should also be read in conjunction with the Company’s consolidated financial statements prepared under Canadian GAAP for the year ended August 31, 2011 and the IFRS transition disclosures included in note 13.

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2011, were authorized for issue in accordance with a resolution of the Audit Committee on January 11, 2012.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined in the applicable notes below. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition.

The accounts also include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint ventures which includes a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership and 50% interest in three specialty television channels.

Non-controlling interests arise from business combinations in which the Company acquires less than 100% interest. At the time of acquisition, non-controlling interests are measured at either fair value or their proportionate share of the fair value of acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

Investments and other assets

Investments in associates are accounted for using the equity method based on the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the associate’s net income or losses after the date of investment, additional contributions made and dividends received. Investments are written down when there has been a significant or prolonged decline in fair value.

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue and/or customer premise equipment revenue) and related subscription revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i) Revenue

Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. Affiliate subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fees received from customers are deferred and recognized as revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Installation revenue received on contracts with commercial business customers is deferred and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

(ii) Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold are deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(iii) Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s operating facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized and borrowing costs on qualifying assets for which the commencement date is on or after September 1, 2010 are also capitalized. As well, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

September 30,
Asset	Estimated useful life
Cable and telecommunications distribution system	6-15 years
Digital cable terminals and modems	2-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	4-10 years
Transmitters, broadcasting and communication equipment	5-15 years
Buildings	20-40 years
Data processing	3-4 years
Other	3-20 years

The Company reviews the estimates of lives and useful lives on a regular basis.

Assets held for sale and discontinued operations

Assets are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not amortized and are reported separately on the statement of financial position. The operating results of a component that has been disposed of or is classified as held for sale are reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the Company’s ongoing operations and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of a company includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows. The Company does not allocate interest to discontinued operations.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years; (ii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility; (iii) long-term receivables; and (iv) the non-current portion of prepaid maintenance and support contracts.

Intangibles

The excess of the cost of acquiring cable, satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights, trademarks, brands, program rights, material agreements and software assets. Broadcast rights, trademarks and brands represent identifiable assets with indefinite useful lives. Spectrum licenses were acquired in Industry Canada’s auction of licenses for advanced wireless services and have an indefinite life.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. Program rights are segregated on the Statement of Financial Position between current and noncurrent based on estimated time of usage.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets for which the commencement date is on or after September 1, 2010. Software assets are amortized on a straight-line basis over estimated useful lives ranging from four to ten years. The Company reviews the estimates of lives and useful lives on a regular basis.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets, for which the commencement date is on or after September 1, 2010, that take more than one year to construct or develop using the Company’s weighted average cost of borrowing.

Impairment

(i)	Goodwill and indefinite-life intangible assets

Goodwill and indefinite-life intangibles assets, such as broadcast rights, are tested annually (as at March 1) and assessed at each reporting period to determine whether there is an indication that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii) Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-lived intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of the fair value less costs to sell and value in use. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment reversed if the asset’s value has increased.

CRTC benefit obligations

The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities and provisions in the income statement.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

(i) Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii) Other provisions

Provisions for disputes, legal claims and contingencies are recognized when warranted. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iii) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; and (iv) a deposit on a future fibre sale.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination, items recognized directly in equity or in other comprehensive income.

Tax credits and government grants

The Company has access to a government program which supports local programming produced by conventional television stations. In addition, the Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end rate of exchange and non-monetary items are translated at historic exchange rates.

Exchange gains and losses on translating hedged and unhedged long-term debt are included in the consolidated statements of income. Foreign exchange gains and losses on hedging derivatives are reclassified from other comprehensive income (loss) to income to offset the foreign exchange adjustments on hedged long-term debt.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity and none of its financial liabilities are classified as held-for-trading. Certain private investments where market value is not readily determinable are carried at cost net of write-downs and are included in Investments and other assets in the Statement of Financial Position.

Finance costs, discounts and proceeds on bond forward contracts associated with the issuance of debt securities and fair value adjustments to debt assumed in business acquisitions are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign currency forward purchase contracts and bond forward contracts. All derivative financial instruments are recorded at fair value in the statement of financial position. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign exchange and interest rate risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.

Employee benefits

The Company accrues its obligations and related costs under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan initiation and amendments are recognized immediately in the income statement to the extent they are vested. Unvested past service costs are amortized on a straight-line basis over the expected average remaining vesting period. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized over the expected average remaining vesting period. Actuarial gains or losses occur because assumptions about benefit plans

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected return on plan assets, expected retirement ages and projected salary increases. Actuarial gains (losses) are recognized in other comprehensive income (loss) in the period in which they arise. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed between December 31, 2008 and January 1, 2011. The next actuarial valuations for funding purposes are required effective December 31, 2011.

Share-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

The Company has a restricted share unit (“RSU”) plan for officers and employees of the Company. RSUs vest on the second anniversary of the grant date and compensation is recognized on a straight-line basis over the two year vesting period. RSUs will be settled in cash and the obligation for RSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs. The carrying value of RSUs at August 31, 2011 was $1.

The Company has a deferred share unit (“DSU”) plan for its board of directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in the DSUs. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs. The carrying value and intrinsic value of DSUs at August 31, 2011 was $5 and $4, respectively.

Earnings per share

Basic earnings per share is based on net income attributable to common shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the period. The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other deferred income tax assets, capitalization of labour and overhead, useful lives of depreciable assets, contingent liabilities, certain assumptions used in determining defined benefit plan pension expense, the fair value of assets acquired and liabilities assumed in business acquisitions, and the recoverability of equipment costs, indefinite life identifiable intangibles and goodwill using estimated future cash flows. Significant changes in assumptions could result in impairment of intangible assets.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. Unless otherwise indicated, the following standards are required to be applied for the Company’s annual period commencing September 1, 2013. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 9, Financial Instruments: Classification and Measurement, is the first part of the replacement of IAS 39 Financial Instruments and applies to the classification and measurement of financial assets and financial liabilities as defined by IAS 39. It is required to be applied for the annual period commencing September 1, 2015

•	Other than for the disclosure requirements therein, the requirements of the following standards and amended standards must be initially applied concurrently:

•

IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•

IFRS 11, Joint Arrangement, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11, and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011for the issuance of IFRS 10 and retains the current guidance for separate financial statements.

•

IAS 28, Investments in Associates was amended in 2011for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements.

•

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. It is required to be applied for the annual period commencing September 1, 2012.

•

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income.

•

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and is required to be applied for the annual period commencing September 1, 2012

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

3. BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, DTH, Satellite Services and Media, all of which are substantially located in Canada. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. Information on operations by segment is as follows:

Operating information

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Revenue
Cable	792	758
DTH	189	185
Satellite Services	20	21
Media	299	125

	1,300	1,089
Intersegment eliminations	(21)	(10)

	1,279	1,079

Operating income before amortization
Cable	377	353
DTH	59	59
Satellite Services	10	10
Media	120	57

	566	479

Interest (1)
Operating	82	64
Wireless	—	5

	82	69

Current taxes
Operating	84	60
Other/non-operating	—	(5)

	84	55

(1)

Effective August 31, 2011, Wireless was presented as discontinued operations with restatement of comparative periods. Interest was allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs, and therefore, has not been included in the loss from discontinued operations.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Capital expenditures

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Capital expenditures accrual basis
Cable (including corporate)	195	171
Satellite (net of equipment profit)	2	2
Media	6	2

	203	175

Equipment costs (net of revenue)
Cable	28	7
Satellite	23	22

	51	29

Capital expenditures and equipment costs (net)
Cable	223	178
Satellite	25	24
Media	6	2

	254	204

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	213	208
Additions to equipment costs (net)	58	29
Additions to other intangibles	19	26

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	290	263
Decrease in working capital related to capital expenditures	(20)	(51)
Increase in customer equipment financing receivables	(7)	—
Less: Proceeds on disposal of property, plant and equipment	(8)	(7)
Less: Satellite equipment profit (1)	(1)	(1)

Total capital expenditures and equipment costs (net) reported by segments	254	204

(1)

The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Assets

November 30, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
	Cable	DTH	Satellite Services	Media	Total
	$	$	$	$	$
Segment assets	7,545	890	500	2,823	11,758

Corporate assets					988
Asset held for sale					1

Total assets					12,747

August 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
	Cable	DTH	Satellite Services	Media	Total
	$	$	$	$	$
Segment assets	7,408	891	503	2,717	11,519

Corporate assets					1,053
Asset held for sale					16

Total assets					12,588

4. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Employee salaries and benefits	199	173
Purchases of goods and services	514	427

	713	600

5. INTEREST EXPENSE

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Interest expense – long term debt	83	70
Amortization of senior notes discounts	1	1
Amortization of fair value adjustment to debt assumed in the Media business acquisition	—	(1)
Interest income	(1)	(1)
Capitalized interest	(1)	—

	82	69

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

6. DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2011, the Company decided to discontinue any further construction of its wireless network. Accordingly, the results of operations and related cash flows have been reported as discontinued operations.

The loss from discontinued operations is comprised of the following:

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Operating expenditures, net of income tax recovery	—	1

The cash flow used in discontinued operations is comprised of the following:

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Cash used in operating activities	—	3
Cash used in investing activities	1	61

Decrease in cash from discontinued operations	1	64

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

7.    LONG-TERM DEBT

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
		November 30, 2011			August 31, 2011
	Effective interest rates	Long-term debt at amortized cost (1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost (1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn Senior notes-
6.10% due November 16, 2012	6.11	449	1	450	449	1	450
7.50% due November 20, 2013	7.50	348	2	350	348	2	350
6.50% due June 2, 2014	6.56	597	3	600	596	4	600
6.15% due May 9, 2016	6.34	294	6	300	294	6	300
5.70% due March 2, 2017	5.72	397	3	400	397	3	400
5.65% due October 1, 2019	5.69	1,242	8	1,250	1,241	9	1,250
5.50% due December 7, 2020	5.55	495	5	500	495	5	500
6.75% due November 9, 2039	6.89	1,416	34	1,450	1,416	34	1,450

		5,238	62	5,300	5,236	64	5,300

Other
Burrard Landing Lot 2 Holdings Partnership	6.31	20	—	20	21	—	21

Total consolidated debt		5,258	62	5,320	5,257	64	5,321
Less current portion (2)		450	1	451	1	—	1

		4,808	61	4,869	5,256	64	5,320

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $62 (August 31, 2011 - $64).

(2)	Current portion of long-term debt includes the 6.10% senior notes due November 16, 2012 and the amount due within one year on the Partnership’s mortgage bonds.

8.     SHARE CAPITAL

Issued and outstanding

Changes in share capital during the three months ended November 30, 2011 are as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2011	22,520,064	2	415,216,348	2,338	12,000,000	293
Issued upon stock option plan exercises	—	—	393,783	8	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,228,689	25	—	—

November 30, 2011	22,520,064	2	416,838,820	2,371	12,000,000	293

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to November 30, 2011 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. As at November 30, 2011 17,188,486 Class B Non-Voting Shares have been issued under the plan. During the three months ended November 30, 2011, 393,783 options were exercised for $7.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

The changes in options for the three months ended November 30, 2011 are as follows:

	September 30,	September 30,
	Number	Weighted average exercise price $
Outstanding, beginning of period	21,970,400	20.91
Granted	377,000	22.40
Forfeited	(455,925)	20.96
Exercised (1)	(393,783)	17.63

Outstanding, end of period	21,497,692	21.00

(1)	The weighted average Class B Non-Voting Share price for the options exercised was $21.36.

The following table summarizes information about the options outstanding at November 30, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 8.69	20,000	1.89	$8.69	20,000	$8.69
$14.85 - $22.27	13,882,192	6.96	$19.16	6,980,317	$18.37
$22.28 - $26.20	7,595,500	5.95	$24.39	7,165,625	$24.49

The weighted average estimated fair value at the date of the grant for common share options granted was $3.19 per option (2010—$3.45 per option) for the three months ended November 30, 2011. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
Dividend yield	4.11%	4.02%
Risk-free interest rate	1.56%	2.24%
Expected life of options	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	25.4%	25.7%

Dividends

The following table summarizes the dividends paid on Class A Shares and Class B Non-Voting Shares during the three months ended November 30, 2011 and 2010.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Three months ended November 30, 2011				Three months ended November 30, 2010
Date declared (1)	Date paid	Dividends paid in cash	Dividends paid in shares under DRIP	Date declared (2)	Date paid	Dividends paid in cash
Jun 29, 2011	Sept 29, 2011	24	9	Jun 30, 2010	Sep 29, 2010	32
Jun 29, 2011	Oct 28, 2011	26	8	Jun 30, 2010	Oct 28, 2010	32
Jun 29, 2011	Nov 29, 2011	26	8	Jun 30, 2010	Nov 29, 2010	32

		76	25			96

(1)	Monthly dividends of $0.076667 per Class B Non-Voting Share and $0.076458 per Class A Voting Share

(2)	Monthly dividends of $0.073333 per Class B Non-Voting Share and $0.073125 per Class A Voting Share

The Preferred Shares were issued on May 31, 2011. On June 29, 2011, the Company declared dividends of $0.37603 per Preferred Share. The dividend payment of $4 was made on September 30, 2011.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

On October 20, 2011, the Company declared dividends of $0.2815 per Preferred Share which were paid on January 3, 2012. The total amount paid was $3 of which $1 was not recognized during the three months ended November 30, 2011.

9. EARNINGS PER SHARE

Earnings (loss) per share calculations are as follows:

	September 30,	September 30,
	Three months ending November 30,
	2011	2010
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	202	17
Deduct: net income attributable to non-controlling interests	(10)	(4)
Deduct: dividends on Preferred Shares	(4)	—

Net income from continuing operations attributable to common shareholders	188	13
Net loss from discontinued operations attributable to common shareholders	—	(1)

Net income attributable to common shareholders	188	12

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	438	434
Effect of dilutive securities (1)	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	439	435

Earnings per share – basic and diluted ($)
Earnings per share from continuing operations	0.43	0.03
Loss per share from discontinued operations	—	—

Earnings per share	0.43	0.03

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2011, 8,544,167 options (2010 – 8,129,909) were excluded from the diluted earnings per share calculation.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

10. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended November 30, 2011 are as follows:

	September 30,	September 30,	September 30,
	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	2	—	2
Adjustment for hedged items recognized in the period	(1)	—	(1)

	1	—	1

Components of other comprehensive income (loss) and the related income tax effects for the three months ended November 30, 2010 are as follows:

	September 30,	September 30,	September 30,
	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(9)	1	(8)
Actuarial losses on employee benefit plans	(11)	3	(8)

	(20)	4	(16)

Accumulated other comprehensive income (loss) is comprised of the following:

	September 30,	September 30,
	November 30, 2011	August 31, 2011
	$	$
Fair value of derivatives	2	1
Actuarial losses on employee benefit plans	(30)	(30)

	(28)	(29)

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

11. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Net income from continuing operations	202	17
Adjustments to reconcile net income to funds flow from continuing operations:
Amortization	195	181
Program rights	(37)	14
Deferred income tax recovery	(7)	(24)
Equity income from associates	—	(14)
CRTC benefit obligation	—	139
CRTC benefit obligation funding	(10)	(2)
Business acquisition, integration and restructuring expenses	—	36
Share-based compensation	2	3
Defined benefit pension plans	4	6
Loss on derivative instruments	—	1
Realized loss on settlement of derivative instruments	—	(5)
Payments on cross-currency agreements	—	(86)
Foreign exchange gain on unhedged long-term debt	—	(3)
Accretion of long-term liabilities and provisions	4	2
Other	3	—

Funds flow from continuing operations	356	265

(ii)	Changes in non-cash working capital balances related to continuing operations include the following:

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Accounts receivable	(103)	(38)
Other current assets	(14)	(7)
Accounts payable and accrued liabilities and provisions	40	24
Income taxes payable	26	(184)
Unearned revenue	4	5

	(47)	(200)

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Interest	131	107
Income taxes	59	237

(iv)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	September 30,	September 30,
	Three months ended November 30,
	2011	2010
	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	25	—

12. OTHER LIABILITIES

Other current liability is the obligation which arose in fiscal 2010 with respect to the principal components of the US $300 amended cross-currency interest rate agreements. Other long-term liabilities include the long-term portion of the Company’s employee benefit plans of $353 (August 31, 2011—$349), the non-current portion of CRTC benefit obligations of $139 (August 31, 2011—$147) and other liabilities totaling $15 (August 31, 2011—$11) . The total benefit costs expensed under the Company’s defined benefit pension plans were $8 for the three months ended November 30, 2011 (2010 – $6).

13. TRANSITION TO IFRS

The Company’s date of transition to IFRS is September 1, 2010 and its date of adoption is September 1, 2011. Any subsequent changes to IFRS that are given effect in the Company’s annual Consolidated Financial Statements for the year ending August 31, 2012 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

Exemption elections

The Company’s adoption of IFRS requires application of IFRS 1 which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS annual reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The Company has elected the following exemptions from the general requirement of retrospective application as follows:

(a)	Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the date of transition. Retrospective application would require restatement of all business combinations that occurred prior to the date of transition. The Company has elected to not restate any business combinations that occurred prior to September 1, 2010. Under Canadian GAAP, the Company had early adopted the new accounting standards for business combinations, consolidation and non-controlling interests effective September 1, 2010, which are aligned with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

(b)	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings. The Company elected to recognize the cumulative unamortized actuarial loss in opening retained earnings as at September 1, 2010.

(c)	Borrowing costs

IFRS 1 allows IAS 23 Borrowing Costs to be applied prospectively from the date of transition. The Company has elected to apply IAS 23 prospectively for projects commenced on or after September 1, 2010.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Reconciliation of Canadian GAAP to IFRS

A.	Consolidated statements of financial position as at September 1, 2010 and August 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
		September 1, 2010			August 31, 2011
	Explanation	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current
Cash		217	—	217	443	—	443
Account receivable		196	—	196	443	—	443
Inventories		54	—	54	97	—	97
Other current assets	(iii)	34	—	34	236	(5)	231
Derivative instruments		67	—	67	2	—	2
Asset held for sale		—	—	—	15	—	15
Deferred income tax assets	(iii)	28	(28)	—	26	(26)	—

		596	(28)	568	1,262	(31)	1,231
Investments and other assets		743	—	743	13	—	13
Property, plant and equipment		3,005	—	3,005	3,200	—	3,200
Other long-term assets		233	—	233	258	—	258
Asset held for sale		—	—	—	1	—	1
Deferred income taxes	(iii)	—	—	—	22	8	30
Intangibles	(iv)	5,408	188	5,596	6,955	188	7,143
Goodwill	(iii)	169	—	169	815	(103)	712

		10,154	160	10,314	12,526	62	12,588

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	(i),(v),(vi)	623	77	700	795	83	878
Provisions	(vi)	—	19	19	—	18	18
Income taxes payable	(iii)	171	78	249	12	112	124
Unearned revenue		145	—	145	155	—	155
Current portion of long-term debt		1	—	1	1	—	1
Current portion of derivative instruments		80	—	80	8	—	8
Other liability		—	—	—	161		161

		1,020	174	1,194	1,132	213	1,345
Long-term debt		3,982	—	3,982	5,256	—	5,256
Provisions	(vi)	—	—	—	—	8	8
Other long-term liabilities	(ii), (vi)	291	138	429	351	156	507
Derivative instruments		7	—	7	—	—	—
Deferred credits		632	—	632	630	—	630
Deferred income tax liabilities	(i) to (iv)	1,452	(387)	1,065	1,700	(536)	1,164

		7,384	(75)	7,309	9,069	(159)	8,910
Shareholders’ equity
Equity attributable to common and preferred shareholders	(i) to (v)	2,770	235	3,005	3,216	190	3,406
Non-controlling interests	(iii)	—	—	—	241	31	272

		2,770	235	3,005	3,457	221	3,678

		10,154	160	10,314	12,526	62	12,588

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

B.	Consolidated statements of financial position as at November 30, 2010

	September 30,	September 30,	September 30,	September 30,
	Explanation	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current
Cash		42	—	42
Account receivable		531	—	531
Inventories		81	—	81
Other current assets	(iii)	68	(5)	63
Derivative instruments		67	—	67
Deferred income tax assets	(iii)	32	(32)	—

		821	(37)	784
Derivative instruments		16	—	16
Investments and other assets		21	—	21
Property, plant and equipment		3,168	—	3,168
Other long-term assets		240	—	240
Deferred income tax assets	(iii)	—	28	28
Intangibles	(iv)	7,190	188	7,378
Goodwill	(iii)	840	(103)	737

		12,296	76	12,372

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	(i),(v),(vi)	807	71	878
Provisions	(vi)	—	25	25
Income taxes payable	(iii)	29	102	131
Unearned revenue		151	—	151
Current portion of long-term debt		1	—	1
Current portion of derivative instruments		81	—	81

		1,069	198	1,267
Long-term debt		5,394	—	5,394
Provisions	(vi)	—	7	7
Other long-term liabilities	(ii),(vi)	535	138	673
Derivative instruments		7	—	7
Deferred credits		629	—	629
Deferred income tax liabilities	(i) to (iv)	1,711	(518)	1,193

		9,345	(175)	9,170
Shareholders’ equity
Equity attributable to common and preferred shareholders	(i) to (v)	2,706	220	2,926
Non-controlling interests	(iii)	245	31	276

		2,951	251	3,202

		12,296	76	12,372

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

C.	Consolidated statements of income and comprehensive income for the three months ended November 30, 2010 and for the year ended August 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
		November 30, 2010			August 31, 2011
	Explanation	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
Revenue		1,079	—	1,079	4,741	—	4,741
Operating, general and administrative expenses	(i) ,(ii)	605	(5)	600	2,710	(20)	2,690

Operating income before amortization		474	5	479	2,031	20	2,051
Amortization:
Deferred equipment revenue		27	—	27	107	—	107
Deferred equipment costs		(52)	—	(52)	(205)	—	(205)
Property, plant and equipment, intangibles and other		(155)	—	(155)	(637)	—	(637)

Operating income		294	5	299	1,296	20	1,316
Amortization of financing costs – long-term debt		(1)	—	(1)	(4)	—	(4)
Interest expense		(69)	—	(69)	(332)	—	(332)

		224	5	229	960	20	980
Gain on redemption of debt		—	—	—	33	—	33
CRTC benefit obligation		(139)	—	(139)	(139)	—	(139)
Business acquisition, integration and restructuring expenses		(58)	—	(58)	(91)	—	(91)
Loss on derivative instruments		(1)	—	(1)	(22)	—	(22)
Accretion of long-term liabilities and provisions		(2)	—	(2)	(15)	—	(15)
Foreign exchange gain on unhedged long-term-debt		3	—	3	17	—	17
Other gains		2	—	2	11	—	11

Income before income taxes		29	5	34	754	20	774
Current income tax expense	(iii)	55	—	55	210	10	220
Deferred income tax expense (recovery)	(i) to (iii)	(34)	10	(24)	(5)	14	9

Income before the following		8	(5)	3	549	(4)	545
Equity income from associates		14	—	14	14	—	14

Net income from continuing operations		22	(5)	17	563	(4)	559
Loss from discontinued operations		(1)	—	(1)	(89)	—	(89)

Net income		21	(5)	16	474	(4)	470

Other comprehensive income (loss)
Change in unrealized fair value of derivatives designated as cash flow hedges		(8)	—	(8)	(12)	—	(12)
Adjustment for hedged items recognized in the period		—	—	—	4	—	4
Actuarial losses on employee benefit plans	(ii)	—	(8)	(8)	—	(30)	(30)

		(8)	(8)	(16)	(8)	(30)	(38)

Comprehensive income		13	(13)	—	466	(34)	432

Net income attributable to:
Common shareholders		17	(5)	12	455	(4)	451
Non-controlling interests		4	—	4	19	—	19

		21	(5)	16	474	(4)	470

Comprehensive income attributable to:
Common shareholders		9	(13)	(4)	447	(34)	413
Non-controlling interests		4	—	4	19	—	19

		13	(13)	—	466	(34)	432

Earnings per share – basic and diluted
Earnings per share from continuing operations		0.04	(0.01)	0.03	1.24	(0.01)	1.23
Loss per share from discontinued operations		—	—	—	(0.21)	—	(0.21)

Earnings per share		0.04	(0.01)	0.03	1.03	(0.01)	1.02

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

The significant differences between Canadian GAAP and IFRS are explained below.

(i)	Share-based compensation

Under IFRS, the fair value of stock options with service conditions is required to be expensed over a vesting period (“graded vesting”), based on when options vest. Under Canadian GAAP, stock-based compensation was recognized using a straight-line method.

Under IFRS, cash settled share-based payments, such as DSUs and RSUs, are measured initially and re-measured at the end of each reporting period at fair value as determined by an option pricing model. Under Canadian GAAP, the liability was measured and re-measured at intrinsic values.

(ii)	Employee benefits

As stated in exemption elections above, the Company elected to recognize cumulative unamortized actuarial losses under IFRS in opening retained earnings. Subsequent to the date of transition, actuarial gains and losses are recorded in other comprehensive income at the end of each reporting period. Under Canadian GAAP, actuarial gains and losses were amortized into income on a straight-line basis over the estimated average remaining service life of employees.

Under IFRS, past service costs of defined benefit plans are expensed on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized on a straight-line basis over the estimated average remaining service life of employees. As part of the retrospective application of IAS 19, all vested past service costs have been recognized in opening retained earnings at the transition date.

(iii)	Income taxes

The expected manner of recovery of intangible assets with indefinite useful lives for the purpose of calculating deferred income taxes is different under IFRS than Canadian GAAP. This difference in inclusion rate results in a reduction in the deferred income tax liability related to these assets at transition and also results in a decrease to goodwill and deferred income tax liability and increase to non-controlling interests in respect of the Media business acquisition in fiscal 2011.

Under IFRS, the Company applies a probable weighted average methodology in respect to its determination of measurement of its tax uncertainties.

Income taxes reflect the tax effect of other IFRS transition adjustments.

Also, under IFRS, deferred income tax assets and liabilities are only classified as long term.

(iv)	Intangible assets

Under IFRS, amortization of indefinite lived intangibles is prohibited. Upon transition, amortization of broadcast rights that had been previously recorded under Canadian GAAP has been reversed and recognized in opening retained earnings at the date of transition.

(v)	Constructive obligation

Under IFRS, constructive obligations must be recognized when certain criteria are met. These have been accrued at the transition date.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

(vi)	Provisions

IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires separate disclosure on the face of the statement of financial position. Under Canadian GAAP, separate disclosure was not required, therefore on transition all provisions were reclassified from accounts payable and accrued liabilities or other long-term liabilities.

D.	Consolidated statement of cash flows

The Company’s consolidated statements of cash flows were not materially affected by the transition to IFRS.

14. SELECTED ANNUAL DISCLOSURES

The condensed interim consolidated financial statements for the three months ended November 30, 2011 are the first financial statements prepared by the Company under IFRS. Accordingly, annual required disclosures that have been significantly impacted by the transition to IFRS for the comparative year ended August 31, 2011 are presented below.

DEFINED EMPLOYEE BENEFIT PLANS

Defined benefit pension plans

The Company provides a non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of pay during their years of service. Employees are not required to contribute to this plan and the plan is unfunded. There are no minimum required contributions and no discretionary contributions are currently planned.

The table below shows the change in benefit obligation for this plan.

September 30,
August 31, 2011 $
Accrued benefit obligation and plan deficit, beginning of year	275
Current service cost	6
Past service cost	—
Interest cost	16
Actuarial losses	43
Payment of benefits to employees	(6)

Accrued benefit obligation and plan deficit, end of year	334

September 30,
Reconciliation of accrued benefit obligation to Consolidated Statement of Financial Position accrued pension benefit liability	August 31, 2011 $
Balance of unamortized pension obligation:
Past service costs	1

Accrued pension benefit liability recognized in Consolidated Statement of Financial Position:
Accounts payable and accrued liabilities	9
Other long-term liabilities	324

333

Accrued benefit obligation, end of year as above	334

The actuarial losses resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for this plan.

September 30,
August 31, 2011
Accrued benefit obligation	%
Discount rate	5.50
Rate of compensation increase	5.00

September 30,
August 31, 2011
Benefit cost for the year	%
Discount rate	5.75
Rate of compensation increase	5.00

The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	September 30,	September 30,
	Accrued benefit obligation August 31, 2011 $	Pension expense Fiscal 2011 $
Impact of: 1% decrease	56	6

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

September 30,
August 31, 2011 $
Current service cost	6
Interest cost	16
Past service cost	—
Difference between amortization of past service costs recognized for the year and actual past service costs on the accrued benefit obligation for the year	1

Pension expense	23

As part of the broadcasting business acquisition in fiscal 2011, the Company assumed a number of funded defined benefit pension plans which provide pension benefits to certain unionized and non-unionized employees. Benefits under these plans are based on the employees’ length of service and final average salary.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

The table below shows the change in the benefit obligations, change in fair value of plan assets and the funded status of these defined benefit plans.

September 30,
August 31, 2011
$
Accrued benefit obligation, beginning of year	—
Media business acquisition	124
Current service cost	4
Interest cost	6
Employee contributions	1
Actuarial gains	(7)
Payment of benefits to employees	(9)

Accrued benefit obligation, end of year	119

Fair value of plan assets, beginning of year	—
Media business acquisition	110
Employer contributions	6
Employee contributions	1
Expected return on plan assets	6
Actuarial losses	(5)
Payment of benefit and administrative expenses	(9)

Fair value of plan assets, end of year	109

Accrued benefit liability and plan deficit, end of year	10

The accrued benefit liability is included in other long-term liabilities. The actuarial gains and losses resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table.

The asset allocation of the plans at August 31, 2011 is as follows:

September 30,
% of plan assets
Equity securities	57
Fixed income securities	40
Other	3

100

Disaggregation of the Company’s funded pension plans to show the funded statuses at August 31, 2011 is as follows:

	September 30,	September 30,	September 30,
	Accrued benefit obligation	Plan assets	Surplus (deficit)
	$	$	$
Pension plans with assets in excess of accrued benefit obligations	9	9	—
Pension plans with accrued benefit obligations in excess of assets	110	100	(10)

	119	109	(10)

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for these plans. The expected rate of return on plan assets is based on investment mix, current yields and past experience.

September 30,
Accrued benefit obligation	August 31, 2011%
Discount rate	5.75
Rate of compensation increase	4.00

September 30,
August 31, 2011
Benefit cost for the year	%
Discount rate	5.65
Expected return on plan assets	6.70
Rate of compensation increase	3.70

The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	September 30,	September 30,
	Accrued benefit obligation August 31, 2011 $	Pension expense Fiscal 2011 $
Impact of: 1% decrease	20	1

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

September 30,
August 31, 2011
$
Current service cost	4
Interest cost	6
Expected return on plan assets	(6)

Pension expense	4

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Other benefit plans

As part of the broadcasting business acquisition in fiscal 2011, the Company assumed post employment benefits plans that provide post retirement health and life insurance coverage.

September 30,
August 31, 2011
$
Accrued benefit obligation, beginning of year	—
Media business acquisition	15
Current service cost	—
Interest cost	1
Plan amendment	(1)
Payment of benefits to employees	—

Accrued benefit obligation and plan deficit, end of year	15

September 30,
Reconciliation of accrued benefit obligation to Consolidated Statement of Financial Position accrued benefit liability	August 31, 2011 $
Balance of unamortized obligation:
Plan amendment	(1)

Accrued post-retirement liability recognized in Consolidated Statement of Financial Position:
Other long-term liabilities	16

Accrued benefit obligation, end of year as above	15

The table below shows the components of the post-retirement benefit plan expense. The net post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

September 30,
August 31, 2011
$
Current service cost	—
Interest cost	1

Post-retirement expense	1

The discount rate used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2011 was 5.50%. The assumed health care cost trend rate for the next year used to measure expected benefit costs is 6.49% decreasing to an ultimate rate of 4.57% in 2029. A one percentage point increase in the assumed health care cost trend rate would have increased the service and interest costs and accrued obligation by $nil and $2, respectively. A one percentage point decrease in the assumed health care cost trend rate would have lowered the service and interest costs and accrued obligation by $nil and $2, respectively.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Benefit payments

The table below shows the expected benefit payments for all defined benefit plans and other post employment benefit plans in each of the next five fiscal years as actuarially determined, and in aggregate, for the five fiscal years thereafter:

	September 30,	September 30,
	Pensions $	Other Benefits $
2012	14	—
2013	14	—
2014	19	1
2015	27	1
2016	27	1
2017 – 2021	139	4

Employer contributions

The Company’s estimated contributions to the funded defined benefit plans in fiscal 2012 are $8.

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax liabilities and assets are as follows:

September 30,
August 31, 2011
$
Deferred income tax liabilities:
Property, plant and equipment and software assets	145
Broadcast rights	820
Partnership income	354

1,319

Deferred income tax assets:
Non-capital loss carryforwards	50
Accrued charges	128
Program rights	4
Foreign exchange on long-term debt and fair value of derivative instruments	3

185

Net deferred income tax liability	1,134
Deferred income tax asset	30

Deferred income tax liability	1,164

Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

Significant changes recognized to deferred income tax assets (liabilities) during the period are as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Property, plant and equipment and software assets	Broadcast rights	Partnership income	Non-capital loss carry- forwards	Accrued charges	Program rights	Foreign exchange on long- term debt and fair value of derivative instruments	Total
Balance at September 1, 2010	(167)	(635)	(350)	8	63	—	16	(1,065)
Recognized in statement of income	(8)	(17)	(3)	(3)	36	—	(14)	(9)
Recognized in discontinued operations	26	—	—	—	—	—	—	26
Recognized in other comprehensive income (loss)	—	—	—	—	10	—	1	11
Recognized on Media business acquisition	4	(168)	(1)	45	19	4	—	(97)

Balance at August 31, 2011	(145)	(820)	(354)	50	128	4	3	(1,134)

The Company has capital loss carryforwards of approximately $150 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The income tax expense differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

September 30,
August 31, 2011
$
Current statutory income tax rate	27.9%

Income tax expense at current statutory rates	216
Increase (decrease) in taxes resulting from:
Non-taxable portion of foreign exchange gains or losses and amounts on sale/write-down of assets and investments	1
Increase in valuation allowance	16
Originating temporary differences recorded at future tax rates expected to be in effect when realized	2
Other	(6)

Income tax expense	229

Shaw Communications

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2011 and 2010

[all amounts in millions of Canadian dollars, except per share amounts]

TELEVISION BROADCASTING BUSINESS ACQUISITION

A summary of net assets acquired and allocation of the consideration is as follows:

	September 30,	September 30,	September 30,
	August 31, 2011
	Canadian GAAP	Effect of transition to IFRS	IFRS
Net assets acquired at assigned fair values
Cash	83	—	83
Receivables	297	—	297
Other current assets	236	(5)	231
Deferred income tax assets	51	(24)	27
Derivative instrument	16	—	16
Investments and other assets	16	—	16
Property and equipment	141	—	141
Intangibles	1,567	—	1,567
Goodwill, not deductible for tax	641	(103)	538

	3,048	(132)	2,916
Current liabilities	(283)	(24)	(307)
Current debt	(399)	—	(399)
Derivative instruments	(82)	—	(82)
Non-current liabilities	(105)	—	(105)
Deferred income tax liabilities	(311)	187	(124)
Long-term debt	(412)	—	(412)
Non-controlling interests	(246)	(31)	(277)

	1,210	—	1,210